DUKE ENERGY CAROLINAS, LLC

526 South Church Street

Charlotte, North Carolina 28202-1803

November 4, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                Arthur Sandel – Structured Finance

Michelle Stasny – Structured Finance

Re:           Duke Energy Carolinas, LLC

Duke Energy Carolinas NC Storm Funding LLC

Registration Statement on Form SF-1

File Nos. 333-259314 and 333-259314-01

Dear Mr. Sandel and Ms. Stasny:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Duke Energy Carolinas, LLC (DEC) and Duke Energy Carolinas NC Storm Funding LLC (together with DEC, the “Registrants”), hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on November 8, 2021 at 9 a.m. E.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. of Hunton Andrews Kurth LLP at (212) 309-1071 or mfitzpatrick@huntonak.com as soon as the registration statement has been declared effective.

Very truly yours,

Duke Energy Carolinas, LLC

By:	/s/ Robert T. Lucas III
Name:	Robert T. Lucas III
Title:	Deputy General Counsel

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP
Adam O'Brian, Hunton Andrews Kurth LLP